WASHINGTON, D.C. 20549
                   -------------------------------------------
                                     FORM 15

         Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-20691

                               Wayne Bancorp, Inc.
             (Exact Name of Registrant as specified in its charter)

                              1195 Hamburg Turnpike
                          Wayne, New Jersey 07474-0933
                                 (973) 305-5500
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)(i)         [x]               Rule 12h-3(b)(1)(i)         [x]
   Rule 12g-4(a)(1)(ii)        [ ]               Rule 12h-3(b)(1)(ii)        [ ]
   Rule 12g-4(a)(2)(i)         [ ]               Rule 12h-3(b)(2)(i)         [ ]
   Rule 12g-4(a)(2)(ii)        [ ]               Rule 12h-3(b)(2)(ii)        [ ]


         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Wayne Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               Valley National Bancorp, Successor by Merger to Wayne Bancorp, Inc.

                                  ALAN D. ESKOW
DATE:  January 12, 1999      By:------------------------------------------------
                                  Alan D. Eskow
                                  Corporate Secretary and Senior Vice President